FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2005


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                   Reid House
                                31 Church Street
                                 Hamilton HM FX
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [__]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [__] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued by Nordic American Tanker Shipping Limited (the "Company") on December 20, 2005, announcing its updated financial calendar.

Exhibit 1

Nordic American Tanker Shipping Ltd. (the Company) - (NYSE:NAT) Updated Financial Calendar

Hamilton, Bermuda, December 20, 2005

The earnings for the 4th quarter 2005 and the dividend for the 1st quarter 2006 are expected to be announced Tuesday February 7th 2006 before opening of the market at NYSE. Dividend is expected to be paid on or about March 2nd 2006 to shareholders of record February 16th 2006.


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
                     Scandic American Shipping Ltd
                     Manager for:
                     Nordic American Tanker Shipping Ltd.
                     P.O Box 56, 3201 Sandefjord, Norway
                     Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

                     Web-site:  www.nat.bm

                     Rolf Amundsen
                     Chief Financial Officer
                     Nordic American Tanker Shipping Ltd.
                     Tel: +1 800 601 9079 or + 47 908 26 906

                     Herbjorn Hansson
                     Chairman & CEO
                     Nordic American Tanker Shipping Ltd.
                     Tel:  +1 866 805 9504 or + 47 901 46 291

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  December 21, 2005           By:  /s/ Herbjorn Hansson
                                         ---------------------------
                                           Herbjorn Hansson
                                           Chairman, Chief Executive Officer
                                           and President


01318.0002 #628571